Exhibit (a)(5)(I)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOE CUNNINGHAM, on Behalf of Himself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
COMVERGE, INC., R. BLAKE YOUNG,	)
ALEC G. DREYER, NORA MEAD	)
BROWNELL, JOSEPH M. O’DONNELL, A.	)
LAURENCE JONES, JOHN T.	)
MCCARTER, JOHN S. REGO, RUDOLF J.	)
HOEFLING, DAVID R. KUZMA, JAMES J.	)
MOORE, H.I.G. CAPITAL, LLC, PEAK	)
HOLDING CORP., and PEAK MERGER	)
CORP.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Joe Cunningham (“Plaintiff”), in this Verified Class Action Complaint, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of the common shareholders of Comverge, Inc. (“Comverge” or the “Company”) against Comverge, its Board of Directors (the “Board” or the “Individual Defendants”), H.I.G. Capital, LLC (“HIG”), Peak Holding Corp. (“Peak”), Peak Merger Corp. (“Merger Sub” and, collectively with Peak and HIG, the “HIG Entities”) in connection with the proposed acquisition of all the Company’s outstanding shares by the HIG Entities (the “Proposed Acquisition”).1 Specifically, on March 26, 2012, Comverge announced

[1]	Comverge, the HIG Entities, and the Individual Defendants are collectively referred to herein as “Defendants.”

that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the HIG Entities will make a cash tender offer to purchase all of the outstanding shares of Comverge common stock for $1.75 per share (the “Proposed Consideration”) for a deal value of approximately $49 million (the “Tender Offer”).

2. The Proposed Acquisition is the unfortunate consequence of an outbound solicitation process gone awry. Intending simply to raise additional capital to help fund the Company’s continued operations and growth, the Board did not originally plan to sell the Company. The Individual Defendants initially retained J.P. Morgan Securities LLC (“J.P. Morgan”) merely to assess the interest of a limited group of pre-selected parties in purchasing a minority stake in Comverge. When these discussions proved unsuccessful, however, the Board began to consider other, more varied, approaches of generating capital. In fact, between early 2011 and March 26, 2012, the Individual Defendants contemplated no less than five alternative methods of raising money. However, rather than take the time to fully evaluate which of these widely-disparate options was best suited to meet the Company’s needs, the Board and its multiple financial advisors decided to half-heartedly pursue them all.

3. When its various capital-raising efforts proved unsuccessful, the Board decided to focus all of its efforts on selling the Company. While inexplicable, this decision is not overly surprising. What is surprising, however, is that the Board decided not to fully shop the Company as required under Delaware law and, instead, negotiated exclusively with the HIG Entities. In fact, the Board was so singularly focused on entering into a transaction with the HIG Entities that it actively chose not to negotiate with at least one party that submitted an initial indication of interest to acquire the Company that was over $3 higher than the Proposed Consideration. The Board’s failure to adequately canvass the market for potentially interested acquirors prior to agreeing to the Proposed Acquisition, and failing to fully pursue the much higher inbound proposal it received, constitutes a breach of the Defendants’ fiduciary duties.

4. On top of failing to properly shop the Company, the Individual Defendants further breached their fiduciary duties by agreeing to accept the woefully inadequate Proposed Consideration which failed to properly reflect Comverge’s future prospects. The Proposed Acquisition was agreed to at a time when the demand for the Company’s products and services, and consequently its growth potential, were at an all-time high. On March 15, 2012, the Company reported a record revenue figure of $136.4 million for the 2011 fiscal year (a 14% growth) while simultaneously reducing its expenses for the year by $4.1 million. However, despite having “the strongest operational and financial performance” in the Company’s history as leverage, the Individual Defendants failed to obtain any concession from the HIG Entities concerning the price they were willing to pay for the Company in the period between the release of the 2011 financials and the announcement of the Proposed Acquisition eleven days later.

5. The Proposed Consideration was so inadequate in fact, that the financial advisor originally retained by the Board to render a fairness opinion related to the Proposed Acquisition, UBS Securities, LLC (“UBS”), refused to do so. Thus, the Board was required to retain a third advisor, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) to opine on the fairness of the Proposed Consideration just ten days after being retained. Houlihan Lokey’s decision to rubber-stamp the Proposed Acquisition should come as no surprise given that they have a current working and investing relationship with the HIG Entities which incentivized them to assure the Proposed Acquisition is ultimately consummated.

6. To make matters worse, the Board further breached its fiduciary duties by locking up the Proposed Acquisition through multiple preclusive deal protection devices agreed to in the Merger

Agreement. These provisions, which collectively preclude any competing offers for the Company, include: (i) a termination fee and expense payment by the Company to the HIG Entities of up to $3.4 million if Comverge accepts a competing bid; (ii) matching rights in the event a higher bid is made; and (iii) a Top-Up Option giving the HIG Entities the ability to purchase from the Company the number of additional shares needed to effect a short form merger. Moreover, in connection with the Merger Agreement, the Company entered into an agreement to issue the HIG Entities $12 million in convertible notes (the “Note Purchase Agreement”). As conversion of the notes would result in an immediate profit of $3 million or more for the HIG Entities, the Note Purchase Agreement acts as an additional de facto termination fee payable by any competing bidder.

7. On April 11, 2012, Defendants filed with the U.S. Securities and Exchange Commission (“SEC”), and disseminated to Company shareholders, a Solicitation/Recommendation Statement related to the Proposed Acquisition (the “14D-9”) which misrepresents and/or omits material information Comverge shareholders need in order to make an informed decision as to whether to tender their shares in the Tender Offer. The failure to include such information constitutes a further violation of the Individual Defendants’ fiduciary duties to the Company’s shareholders. Specifically, the 14D-9 fails to contain material information, and/or provides materially misleading information, concerning: (i) the sales process which resulted in the execution of the Merger Agreement; (ii) the potential conflicts of, and financial analyses performed by, Houlihan Lokey, one of the Company’s financial advisors retained in connection with the Proposed Acquisition; and (iii) the Company’s financial projections. The information contained in the 14D-9 also further evidences that the Proposed Acquisition is not entirely fair to Comverge shareholders.

8. The aforementioned breaches of fiduciary duty are even more egregious given that, upon consummation of the Proposed Acquisition, the Individual Defendants will secure significant financial benefits which are not shared equally by Plaintiff and the other members of the Class (as defined herein). Specifically, defendant R. Blake Young (“Young”) and likely other members of Comverge’s management team, will secure positions with the post-acquisition company. Moreover, the Merger Agreement calls for the immediate vesting and cashing-out of the Individual Defendants’ stock options and restricted shares, thus providing them with an immediate cash windfall not available to the Company’s public shareholders. Accordingly, the Individual Defendants’ decision to aggrandize their own financial position and interests at the expense of, and to the detriment of, Plaintiff and the other Class members constitutes a violation of their fiduciary duty not to pursue any transaction under which they will reap disproportionate benefits to the exclusion of obtaining the best value reasonably available to Comverge shareholders.

9. By way of this action, Plaintiff seeks to enjoin the consummation of the Proposed Acquisition, unless and until the Individual Defendants remedy the aforementioned breaches of fiduciary duty by: (i) adopting and implementing a procedure or process calculated to assure the Company’s shareholders are getting the best possible value for their interests in the Company; and/or (ii) fully and fairly disclosing all material information concerning the Proposed Acquisition to Comverge shareholders prior to the close of the Tender Offer. Alternatively, should the Proposed Acquisition be consummated before a resolution is reached in this action, Plaintiff seeks rescission of the Merger Agreement and payment of the rescissory and/or compensatory damages to which he and the other Comverge shareholders are entitled.

PARTIES

10. Plaintiff is, and at all relevant times has been, the owner of 49,272 shares of Comverge common stock.

11. Defendant Comverge, a Delaware corporation with principal executive offices located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia, is a leading provider of intelligent energy management (“IEM”) solutions in the United States. The Company’s IEM solutions include advanced software, hardware, and services which enable users to more effectively and efficiently manage their energy use by providing them with the insight and control needed to optimize, from a cost perspective, their energy production (for providers) and consumption (for commercial, industrial, and residential consumers) decisions. Comverge’s dominance in the IEM solutions field is evidenced by, among other things, the 3,700+ megawatts of power it has under management, its 500+ utility customers, the 2,100 commercial sites where its IEM solutions are actively in use, and the over five million devices it has installed in residences nationwide. Upon completion of the Proposed Acquisition, Comverge will become a wholly-owned subsidiary of Peak.

12. Defendant Young is, and has been, a member of the Board since August 2006 and the Company’s President and Chief Executive Officer since February 2010. Upon completion of the Proposed Acquisition, Young is expected to be retained by the HIG Entities as an officer of the go-forward company.

13. Defendant Alec G. Dreyer (“Dreyer”) is, and has been, the Chairman of the Board since June 2009. Dreyer first became a Comverge director in January 2008 and served as lead director from September 2008 until accepting his position as Chairman.

14. Defendant Nora Mead Brownell is, and has been, a Comverge director since December 2006.

15. Defendant Joseph M. O’Donnell is, and has been, a Comverge director since October 2009.

16. Defendant A. Laurence Jones is, and has been, a Comverge director since October 2009.

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17. Defendant John T. McCarter is, and has been, a Comverge director since October 2010.

18. Defendant John S. Rego is, and has been, a Comverge director since October 2010.

19. Defendant Rudolf J. Hoefling (“Hoefling”) is, and has been, a Comverge director since February 2012. Hoefling was elected to the Board as part of the Company’s February 27, 2012 settlement with certain Comverge shareholders referred to in the 14D-9 as the Ardsley Group.

20. Defendant David R. Kuzma (“Kuzma”) is, and has been, a Comverge director since February 2012. Kuzma was elected to the Board as part of the Company’s February 27, 2012 settlement with certain Comverge shareholders referred to in the 14D-9 as the Ardsley Group.

21. Defendant James J. Moore (“Moore”) is, and has been, a Comverge director since February 2012. Moore was elected to the Board as part of the Company’s February 27, 2012 settlement with certain Comverge shareholders referred to in the 14D-9 as the Ardsley Group.

22. HIG is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. HIG specializes in providing capital to small and medium-sized companies with attractive growth potential. HIG also invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. HIG is a Delaware limited liability company with principal executive offices located at 1450 Brickell Avenue, 31st Floor, Miami, Florida.

23. Defendant Peak is a Delaware corporation and an affiliate of HIG that was formed for the specific purpose of effecting transactions related to the Proposed Acquisition. Upon completion of the Proposed Acquisition, Peak will become the parent of Comverge.

24. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Peak that was formed for the specific purpose of effecting transactions related to the Proposed

Acquisition. In connection with the Proposed Acquisition, Merger Sub will commence a cash tender offer to acquire all of the shares of Comverge’s common stock. Upon completion of the Proposed Acquisition, Merger Sub will merge with and into Comverge and will cease its separate corporate existence.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to shareholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

26. In accordance with their duties of loyalty and good faith, the Individual Defendants, as officers and/or directors of Comverge, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27. The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure owed to the Company’s shareholders. Certain of the Individual Defendants are engaging in self-dealing whereby they will obtain for themselves certain personal benefits, financial and otherwise, that are not shared equally by Plaintiff or the Class. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Comverge common stock in the Proposed Acquisition.

28. Because the Individual Defendants are knowingly or recklessly breaching their fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action as a class action, pursuant to Delaware Court of Chancery Rule 23, on behalf of himself and all similarly situated Comverge shareholders who are or will be threatened with injury arising from Defendants’ actions related to the Proposed Acquisition as more fully described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

30. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. According to Comverge’s SEC filings, there are more than 27.5 million shares of Comverge common stock outstanding;

(b) there are questions of law and fact which are common to Class members and which predominate over questions affecting any individual member of the Class, including, inter alia, the following:

(i) whether the Proposed Acquisition is entirely fair to the Class;

(ii) whether the Individual Defendants have breached any of their fiduciary duties owed to the members of the Class in connection with the Proposed Acquisition;

(iii) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(iv) whether Comverge and/or the HIG Entities aided and abetted the Individual Defendants’ breaches of fiduciary duty;

(v) whether the Class would suffer irreparable injury were the Proposed Acquisition and/or any associated transactions not enjoined prior to their consummation; and

(vi) whether the Class members have, and/or will, sustain damages as a result of Defendants’ wrongful conduct and, if so, the extent and measure of those damages;

(c) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests that are adverse or antagonistic to those of the Class; and

(d) Plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff will fairly and adequately represent the Class and its interests in this action.

31. Defendants have acted in a manner that affects all Class members alike, thereby making the sought after relief appropriate with respect to the entire Class.

32. The prosecution of separate actions by individual Class members would create a risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for Defendants and, as a practical matter: (i) be dispositive of the interests of other Class members; or (ii) substantially impair or impede other Class members’ ability to protect their interests.

33. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. In fact, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

34. Comverge is a company on the rise. Its IEM solutions include advanced software, hardware, and services which enable users to more effectively and efficiently manage their energy use by providing them with the insight and control needed to optimize their production/consumption. At a time when businesses and individuals alike are doing all they can to cut-costs, demand for the Company’s products and services has been steadily increasing at a rate which is not likely to subside. With over 3,700 megawatts of power under management, over 500 utility customers, and products and services in use at over 2,100 commercial sites and over five million residences, Comverge is a dominate player in the IEM solutions field and is poised for significant future growth.

The Company’s Unsuccessful Attempts to Raise Capital

35. In late-2010 the Company commenced two initiatives aimed at increasing the cash available to fund Comverge’s ongoing operations and future growth: (i) an operations overhaul designed to decrease the Company’s costs by an estimated $4 to $5 million per year; and (ii) a limited outbound process designed to assess the interest of certain parties in purchasing a minority stake in the Company. From late-November of 2010 to mid-April of 2011, the Company’s chosen financial advisor, J.P. Morgan, reached out to a predetermined group of potential strategic and financial investors. While none of the contacted parties were interested in acquiring a minority stake in Comverge, three submitted unsolicited preliminary indications of interest to acquire the Company as a whole. The 14D-9 fails to disclose the extent of the diligence conducted by, or the scope of the Company’s discussions with, these parties; however, it does note that only one of the parties submitted a final bid which the Company subsequently declined in late-June of 2011.

36. Over the course of the next five months, the Company half-heartedly pursued a number of other approaches to raise capital, including: (i) selling-off certain assets or divisions of the Company; (ii) engaging in a large public offering; (iii) incurring new debt; (iv) restructuring the terms of its outstanding debt obligations; and/or (v) pursuing a smaller, more-focused equity raise. Collectively, these approaches met with very limited success.

Initial Negotiations with the HIG Entities Concerning a Sale of the Company

37. The HIG Entities interest in acquiring Comverge was first relayed to the Board in early November 2011. As this was approximately the same time the Board realized that its efforts to raise sufficient capital to continue as a stand-alone entity were going to be unsuccessful, it is not surprising that it would take this inbound solicitation seriously. However, rather than conduct a full-blown sales process designed to ensure that the Company was acquired for the best possible price, the Board decided to negotiate exclusively with the HIG Entities for the ensuing five months.

38. On December 5, 2011, just five days after the HIG Entities submitted their initial indication of interest (but before any valuation range was even proposed), the Board formed a committee to negotiate with the HIG Entities concerning the terms of the Proposed Acquisition (the “Strategy Committee”). The 14D-9 discloses that the Strategy Committee was formed, in part, to avoid potential conflicts of interest associated with the HIG Entities expressed interest in retaining certain Comverge management upon completion of the transaction.

39. Two weeks later, the HIG Entities submitted a proposal to acquire the Company in exchange for $1.75 per share. This proposal was resubmitted on December 24, 2011, only this time, the proposal stated that it was only good until December 28, 2012. Realizing that the Company was worth more than the $1.75 it was then offering, even in light of its alleged “deteriorating financial situation,” the HIG Entities increased its proposed purchase price to $2 per share on January 12, 2012. This offer was again increased to $2.15 per share a week later following certain discussions between the Company and the HIG Entities.

40. Shortly after receiving the $2.15 per share proposal, and without reaching out to any other strategic or financial parties concerning their interest in potentially acquiring Comverge, the Board entered into a thirty-day exclusivity period with the HIG Entities which was in effect until February 15, 2012 (the “Exclusivity Period”). At the end of the Exclusivity Period, the HIG Entities affirmed its offer to acquire Comverge at the now increased purchase price of $2.25 per share.

41. During the Exclusivity Period, the Company received an indication of interest from Company X to acquire the Company for between $4 and $6 per share – considerably more than the $2.15 per share being offered by the HIG Entities. The 14D-9 states that the Company had previously been in discussions with Company X yet it omits any and all details concerning such discussions.

42. When the Exclusivity Period ended, the Board held a meeting to discuss the two competing proposals from Company X and the HIG Entities. Upon determining the HIG Entities’ proposed purchase price of $2.25 per share to be inadequate, the Company directed J.P. Morgan to request that it be increased. The HIG Entities declined to do so and thereafter withdrew their offer.

The Failure to Negotiate with Company X

43. With the HIG Entities withdrawal from the process, the Board should have been full-steam ahead with its discussions with Company X. Remarkably, however, the 14D-9 makes no reference of any specific meetings, discussions, phone calls, or negotiations taken between Comverge and Company X after the Exclusivity Period ended.

44. Notably, the next reference to Company X in the 14D-9 is in connection with a March 5, 2012 Board meeting where J.P. Morgan was instructed to work with Company X to complete a transaction “as soon as possible.” This implies that, between February 15 and March 5, no discussions concerning a transaction with Company X had taken place.

The Revival of the HIG Entities’ Proposal and the Final Negotiations

45. Meanwhile, as Comverge was allegedly out discussing a possible transaction with Company X, the HIG Entities were further positioning themselves to acquire the Company. On February 24, 2012, shortly after withdrawing their post-exclusivity period offer, the HIG Entities announced that they had acquired 51% of the outstanding $15 million convertible note previously entered into by the Company (the “Note”).

46. In their new position as a creditor, and up to 9.7% owner, of the Company (assuming a conversion of the Note into Comverge shares), the HIG Entities had all the leverage they needed to not only guarantee they would acquire the Company but ensure that they would acquire it at whatever price they deemed appropriate. Accordingly, they wasted no time in putting the squeeze on the Company. Within three days, the HIG Entities sent a letter to the Board informing them that the Company was in default under the terms of the Note and, accordingly, an immediate acceleration of the amount due thereunder may be imminent.

47. On March 7, 2012, with Comverge now on the defensive, the HIG Entities reaffirmed their interest in entering into a transaction to acquire the Company. Not surprisingly, however, the price they were now willing to pay had been substantially reduced to $1.50 per share – a decrease of approximately 33% – and certain other terms of the proposed Merger Agreement had been modified in their favor. Rather than dismiss this proposal out-of-hand, the Board inexplicably met to consider the HIG Entities’ revised proposal. This is true despite the fact that the Company had still not fully evaluated Company X’s interest in acquiring the Company for $4 to $6 per share.

48. On March 8, 2012, the HIG Entities further tightened the noose around the Company’s neck by acquiring the remaining 49% interest in the Note. Knowing that the gig was up, the Board authorized further discussions with the HIG Entities concerning the terms of a proposed acquisition later that same day.

49. The Company engaged in two last-ditch attempts to save face: (i) it discussed the possibility of a significant equity raise with one of its largest shareholders; and (ii) it requested that the HIG Entities increase the proposed acquisition price. Ultimately, the large Comverge shareholder floated the idea of providing the capital necessary to support the Company in the event its obligations under the Note were accelerated by the HIG Entities through a letter of credit facility with the Company’s primary lender, Silicon Valley Bank (“SVB”). However, it was ultimately determined that this proposal would not work given the “uncertainty of the debt structure” with both SVB and the Note holder. As a sign of good-faith, and in order to make it appear that the Proposed Acquisition was vigorously negotiated, the HIG Entities acquiesced to the request for an increase in price to $1.75 per share.

50. Over the course of the ensuing two-weeks the Board feebly attempted to gain further concessions from the HIG Entities as to price and other terms contained in the draft Merger

Agreement; however, these “demands” were given no real consideration by the HIG Entities. Even the March 15, 2012 announcement of the Company’s stellar 2011 fiscal year financial results (described by defendant Young as “the strongest operational and financial performance in the [C]ompany’s history”) was not enough to get the HIG Entities’ proposed offer price increased at all, let alone back to the substantially higher price they were willing to pay just one-month earlier.

51. On the morning of March 26, 2012, the terms of the Merger Agreement were finalized and the inadequate proposed consideration of $1.75 (a $0.13 discount to the Company’s trading price just two days earlier) had been accepted by the Board.

The Alleged “Fairness Opinion” Pertaining to the Proposed Acquisition

52. As previously discussed, the Company had retained both J.P. Morgan and UBS during the course of its lengthy strategic review process. J.P. Morgan was retained solely to assist in the review process itself while UBS was retained to render a fairness opinion in connection with any agreed upon sale of the Company.

53. Oddly, however, UBS informed the Company that it would be unable to provide a fairness opinion concerning the Proposed Acquisition at the $1.75 per share purchase price. Rather than ask J.P. Morgan to render a fairness opinion given its role in the sales process and experience rendering such opinions in the past, the Company retained a third financial advisor, Houlihan Lokey, to rubber-stamp the deal just ten days after being retained. This was not a sufficient amount of time in which to fully evaluate the fifteen-month strategic review process resulting in the Proposed Acquisition and the corresponding adequacy of the Proposed Consideration agreed to. However, given that an undisclosed portion of their total fee was paid just for executing the engagement letter, Houlihan Lokey’s decision to take on this formidable task was hardly shocking.

54. Even a cursory review of the financial analyses conducted by Houlihan Lokey in support of its fairness opinion shows just how little time they put into their determination that the deal was fair to Comverge shareholders. In total, Houlihan Lokey’s financial analyses takes up only 1.5 pages in the 14D-9 and entails just two analyses – an extremely basic “Selected Companies Analysis” and a nearly useless “Discounted Cash Flow (“DCF”) Analysis.” Again, this is partially a result of the inadequacy of their analyses and partially a product of the inability to conduct any other analyses that would render the Proposed Acquisition “fair” from a financial point of view to the Company’s shareholders.

55. The fact that Houlihan Lokey was so willing to blindly offer its approval of the Proposed Acquisition is even less surprising given that they currently have both a working and investment relationship with the HIG Entities which dates back a number of years. In fact, the current investment relationship between Houlihan Lokey and the HIG Entities may have given Houlihan Lokey a direct financial interest in ensuring the Proposed Acquisition was consummated at as low a price as possible.

The Proposed Acquisition Is Announced and the Go-Shop Period Commences

56. On March 26, 2012, Comverge issued a press release publicly announcing the Proposed Acquisition. The press release stated, in pertinent part:

Comverge, Inc. (Nasdaq:COMV) (the “Company”), the leading provider of Intelligent Energy Management solutions for Residential and Commercial & Industrial (C&I) customers, today announced that it has entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, a leading global private investment firm, for $1.75 per share in cash, or approximately $49 million in equity value.

The offer price represents a premium of approximately 18 percent over Comverge’s average closing price of $1.48 over the last 30 days. The H.I.G. Capital offer is not subject to a financing condition. Affiliates of H.I.G. Capital will provide debt financing to Comverge in the amount of $12.0 million, which is not contingent on the closing of the acquisition by H.I.G. Capital.

Acting upon the unanimous recommendation of the Strategy Committee of the Board, which is comprised entirely of independent directors, the Comverge Board of Directors has approved the definitive agreement.

“Today’s announcement is the culmination of an extensive review of financing and strategic alternatives available to Comverge,” said Alec Dreyer, Comverge’s Chairman of the Board of Directors. “We are pleased to have found a solution to the Company’s immediate need for capital to fund ongoing operations that not only preserves value for stockholders but also provides immediate cash value to stockholders. The transaction addresses the risks associated with the Company’s liquidity position, provides for our financial viability going forward and allows Comverge to continue to execute on its business plan with the financial backing of H.I.G. Capital. Our Board of Directors is pleased with the outcome of this review process and believes that the transaction with H.I.G. Capital is in the best interests of our stockholders.”

“We are excited to have reached this agreement that will best position Comverge for long-term success, while at the same time providing a return to shareholders and an immediate cash infusion to the Company,” said Brian Schwartz, Executive Managing Director, H.I.G. Capital. “We have been impressed with the level of innovation, solutions, customer base, and the market outlook for demand response. Under H.I.G. Capital’s ownership, Comverge will have the necessary capital to focus its efforts on enhancing and broadening its solutions portfolio, which will ultimately enhance the Company’s long-term growth prospects. We look forward to finalizing this transaction and working closely with the Company over the coming months to promote Comverge’s continued success.”

57. Later that same day, the Company filed a Form 8-K with the SEC wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

58. The announcement of the Proposed Acquisition also triggered the go-shop provision contained in the Merger Agreement which provides the Company thirty days to negotiate with other parties concerning a possible acquisition. However, for the reasons detailed more fully below, the go-shop period is merely illusory as the existence of the matching rights and termination fee provisions in the Merger Agreement render the likelihood of any superior bid emerging extremely remote. Plaintiff has no knowledge concerning the number of parties that have held discussions with the Company since the commencement of the go-shop period which is currently set to expire on or around April 25, 2012.

The Preclusive Deal Protection Devices

59. Even a cursory review of the Merger Agreement underlying the Proposed Acquisition reveals that the Individual Defendants agreed to a number of overly preclusive deal protection devices designed to preclude any competing bids for Comverge from emerging.

60. First, the Company has strict limitations imposed on its ability to accept any potentially superior proposal that may emerge. Pursuant to the “matching rights” provision contained in section 7.5(f) of the Merger Agreement, Comverge must notify the HIG Entities of the superior bidder’s offer, and should the Board determine that the unsolicited offer is superior, the HIG Entities are granted three business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s shareholders as the competing offer. The HIG Entities would undoubtedly be able to match such a competing offer as they are granted unfettered access to the competing offer, in its entirety, thereby eliminating any leverage that the Company may have otherwise had in receiving the competing offer. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly assures that any “auction” will be competitively skewed in favor of the HIG Entities.

61. Second, pursuant to section 9.4 of the Merger Agreement, Comverge must pay the HIG Entities a $1.2 to $1.9 million termination fee if it accepts a superior proposal prior to the close of the Proposed Acquisition, plus reimbursement of the HIG Entities’ expenses of up to $1.5 million. All told, the termination fee would cost the Company, and ultimately a competing bidder, up to $3.4 million. This termination fee amounts to an excessive 7.1% of the Proposed Acquisition’s total value, and equates to approximately $0.12 per Comverge share that would be paid to the HIG Entities rather than the Company’s shareholders in the case that any competing bidder does emerge. This provision all but ensures that no competing offer will be forthcoming.

62. Further, in connection with entering into the Merger Agreement, the Company also entered into the Note Purchase Agreement with the HIG Entities and their affiliates. Under the Note Purchase Agreement, Comverge issued $12 million in convertible notes to the HIG Entities and their affiliates with terms summarized in the Company’s March 26, 2012 Form 8-K as follows:

Pursuant to the Note Purchase Agreement, the Company borrowed $12 million, which amount was funded on March 26, 2012. The notes issued pursuant to the Note Purchase Agreement bear interest at a rate of 15% per annum, which rate increases 0.5% per year on the anniversary of the effective date of the agreement, which is March 26, 2012. The amounts outstanding pursuant to the Note Purchase Agreement are secured by substantially all of the assets of Comverge and its subsidiaries. Additionally, the indebtedness under the Note Purchase Agreement is convertible under certain circumstances into shares of common or preferred stock of the Company. The Note Purchase Agreement also contains certain covenants of the Company that must be maintained during the time that the indebtedness under the Note Purchase Agreement is outstanding, including certain financial covenants.

63. The Note Purchase Agreement specifies that the notes are convertible to Comverge common stock at a price of $1.40 per share. As a result, based on the offer price of $1.75 per share, conversion of the notes would result in $3 million in immediate profits for the HIG Entities, and likely much more if a superior bid were to emerge. The Note Purchase Agreement, however, will have the effect of making a competing bid much less likely, as it operates as a de facto termination fee of at least an additional $3 million. Notably, the Note Purchase Agreement and the original termination fee will have the combined effect of imposing a penalty of up to $6.4 million on any potential competing bidder – over 13% of the Proposed Acquisition’s total value and the equivalent of $0.23 per outstanding Comverge share – that will go to the HIG Entities instead of Comverge shareholders.

64. These egregious deal protection devices have not been overlooked by the Company’s shareholders. Raging Capital Management, LLC, a large shareholder with a 12% stake in Comverge, voiced its extreme disappointment in a March 28, 2012 open letter, wherein it questioned whether the Board has complied with its fiduciary obligations. The letter stated, in pertinent part:

Even more troubling, H.I.G. could potentially reap payments worth up to 14% or more of the deal value in the event the deal is terminated, including up to $1.9 million in break-up fees, up to $1.5 million in expense reimbursements, and up to $3 million or more of profits upon conversion of its new convertible note to common shares (we view this bridge loan as essentially a second break-up fee designed to have a chilling effect on the ability of a third-party to submit a competing bid). Further, Comverge has only a short period of time, just 40 days, to “go shop” for a superior deal, even as H.I.G. retains a right of first refusal to match any superior offer. In short, we believe this deal is a lemon and we seriously question whether the Board has met its fiduciary obligations to shareholders.

65. Finally, Section 2.3 of the Merger Agreement provides the HIG Entities with the Top-Up Option. The Top-Up Option gives the HIG Entities the ability to purchase from the Company the number of shares of Comverge stock that, when added to the amount the HIG Entities already owns via the Tender Offer, will equal at least one share more than 90% of the Company’s total outstanding stock. Should the number of shares tendered in the Tender Offer meet a minimum threshold, this Top-Up Option ensures that the HIG Entities will acquire the requisite 90% of shares outstanding to effect a short form merger.

66. While the Merger Agreement does contain the previously mentioned go-shop provision providing the Company thirty-days to negotiate with other parties concerning a possible acquisition of the Company, this is not enough time for any potential bidder to conduct the diligence necessary to make a superior proposal. Further, the go-shop period is merely illusory as the HIG Entities’ right to match any superior bids, along with the $6.4 million termination fee, renders the likelihood of superior rival bids emerging extremely remote. As such, these onerous and preclusive deal protection provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

The Inadequacy of the Proposed Consideration

67. Investors and analysts immediately lashed out in response to the announcement of the Proposed Acquisition and the woefully inadequate Proposed Consideration. This is not surprising given that the $1.75 per share being offered represented a 7% discount to the closing price of the Company’s stock on the prior trading day and over 25% less than the target price given by analysts polled by Bloomberg.

68. Specifically, Raging Capital Management, LLC, which owns nearly 12% of Comverge’s shares and is one of the Company’s largest stockholders sent an open letter to the Board on March 28, 2012 wherein it stated that it was “extremely disappointed” with “a grossly inadequate equity valuation” for the Company as well as the “actions taken by the [Board] in furtherance” of the Proposed Acquisition. Specifically, the letter further stated, in pertinent part:

As you are aware, on March 26, 2012 Comverge announced that it had reached an agreement to be acquired by H.I.G. Capital, LLC (“H.I.G.”) for a price of $1.75 per share. To put it simply, we are extremely disappointed with the price, terms and structure of this proposed acquisition and the actions taken by the Board of Directors (the “Board”) in furtherance thereof.

The proposed acquisition values Comverge at less than $50 million which, in our view, is a grossly inadequate equity valuation for a company with a $500 million multi-year backlog, more than 500 utility and commercial clients, and a leading edge technology platform. By our calculations, the offer price also represents a significant discount to the valuation of the Company’s primary publicly traded peer, EnerNOC, Inc. (Nasdaq: ENOC).

*    *    *

In a letter to Chairman Alec Dreyer and CEO Blake Young dated March 15, 2012, we argued that existing shareholders should have the opportunity to participate pro-rata in any financing. We further expressed our willingness to participate in a rights offering and stated that we would even consider backstopping a larger rights offering or bridging the Company to the completion of such an offering. We believe it is more than likely that other shareholders would have similarly stepped up to refinance the Company rather than see it sold for a song to an opportunistic offeror. One must wonder what “package” Comverge’s management will receive from H.I.G. to remain with the Company.

While we have not yet decided on next steps, we believe Comverge remains an undervalued asset. We believe the Board, in the exercise of its fiduciary duties, should immediately withdraw its recommendation for H.I.G.’s proposal. We remain open to participating in an alternative transaction if we do not see a materially higher price for our shares.

69. Equity analysts agree that the $1.75 per share offer undervalues the Company and would shortchange its shareholders. Prior to the announcement of the Proposed Acquisition, numerous analysts had maintained higher target prices for Comverge, with an average of $2.35 per share according to analysts polled by Bloomberg. Indeed, in response to the Proposed Acquisition announcement, analyst Ben Schuman with Pacific Crest Securities commented that the offer price is “lower than would have been expected, so I don’t think shareholders will be pleased.” Analysts at Wedbush Securities further referred to the offer as representing a “disappointing valuation.”

70. The inadequacy of the Proposed Consideration is even more evident when one considers the recent successes of the Company and its corresponding future prospects. Comverge, after watching its stock price decline by more than 75% since the fall of 2010, has just begun to realize the financial performance and growth prospects that will enable its stock price to flourish. For example, it recently implemented hardline cost-cutting measures which have already resulted in savings of over $4.1 million. Moreover, at the end of 2011, the Company won its first international contract with Eskom, the largest electricity provider in Africa. Incorporating the Eskom contract win, Comverge reported strong multi-year backlog of $539 million, including an increase in the backlog expected to come to fruition in the next year to $143 million.

71. Further, Comverge’s fourth quarter and full year 2011 results reported on March 15, 2012, referred to by defendant Young as “the strongest operational and financial performance in the [C]ompany’s history,” were nothing short of stellar. For the full year, the Company achieved a 14% increase in revenues from $119.4 million to $136.4 million, added more than 800 new megawatts under management, and increased the adoption of its newest enterprise software platform to twenty-

two utilities. In the fourth quarter of 2011 alone, Comverge earned $14.3 million more in net income than it did in the same quarter of 2010. Further, in the Company’s March 15, 2012 press release accompanying the aforementioned financial results, defendant Young touted Comverge’s growth prospects, stating:

We had a strong finish to 2011, highlighted by our first international win with Eskom, the largest utility in Africa, continued adoption of our IntelliSOURCE platform, and growth across both our residential and commercial and industrial businesses…. With our recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of our capital needs, the company is well-positioned for growth and continued success in the energy management space.

72. The Company’s dramatic turnaround, coupled with its strong growth opportunities, have buoyed Comverge’s stock price following a prolonged decline in the months leading up to the announcement of the Proposed Acquisition. In fact, on March 23, 2012, the day before the Proposed Acquisition was announced, Comverge’s closing price was $1.88 per share, over 7% higher than the $1.75 offer price.

73. In sum, the Proposed Consideration fails to adequately reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and/or officers of Comverge, at the time the Proposed Acquisition was announced.

The Materially Deficient and Misleading 14D-9

74. On April 11, 2012, the Company filed with the SEC, and disseminated to Company shareholders, the 14D-9 recommending that shareholders tender their shares in the Tender Offer. The 14D-9 misrepresents and/or omits certain material information which is necessary for Comverge shareholders to make an informed decision whether to tender their shares. Specifically, the 14D-9 fails to contain material information, and/or provides materially misleading information, concerning: (i) the sales process which resulted in the execution of the Merger Agreement; (ii) the potential conflicts of, and financial analyses performed by, Houlihan Lokey, one of the Company’s financial advisors retained in connection with the Proposed Acquisition; and (iii) the Company’s financial projections.

75. With respect to the process that led to the Proposed Acquisition, the 14-D9 is deficient in that it fails to disclose the following material information:

(a) the reasons the Board retained J.P. Morgan in late-2010 in connection with their capital-raising efforts;

(b) how the twenty-five strategic and financial parties J.P. Morgan reached out to for purposes of assessing their interest in acquiring a minority stake in the Company were selected;

(c) the terms of the preliminary, non-binding indications of interest received by the Company in mid-April 2011;

(d) the reasons the Board decided not to have J.P. Morgan provide a fairness opinion and/or valuation analyses concerning a potential acquisition of the Company;

(e) the rationale behind the Board’s decision to retain UBS in connection with the evaluation of potential strategic transactions;

(f) the terms of the final bid to acquire Comverge received on June 28, 2011, the reasons UBS could not provide a fairness opinion in connection with this bid, and the reasons UBS’s inability to provide a fairness opinion required the Company to decline the bid;

(g) the number of “new” parties J.P. Morgan had discussions with, or entered into non-disclosure agreements with, throughout the “winter of 2011 and early 2012” regarding “the potential sale of the Company and other strategic alternatives and investments” as well as the scope of any such discussions;

(h) the following information concerning the Ardsley Group’s demand letter and the ensuing negotiations and settlement entered into between the Company and the Ardsley Group:

(i) the reasons for the Ardsley Group’s decision to send the demand letter and the basis for seeking the information rights and discussions sought therein;

(ii) the basis for the Ardsley Group’s decision to send notice, on December 13, 2011, that they intended to nominate three persons to the Board;

(iii) the full terms of the “Settlement and Standstill Agreement” executed between the Company and the Ardsley Group on February 27, 2012; and

(iv) the basis of the Company’s decision to settle with the Ardsley Group;

(i) the terms of the other “non-binding indications of interest” received by the Company (other than that of the HIG Entities) as discussed at the Board meeting that took place during the week of November 28, 2011;

(j) the terms of the HIG Entities’ November 30, 2011 indication of interest and the subsequent valuation range submitted by the HIG Entities on December 10, 2011; (k) the discussions that took place prior to the formation of the Strategy Committee concerning the HIG Entities’ interest in retaining members of Comverge management post-transaction;

(l) the Company’s “deteriorating financial situation” which was referenced in the HIG Entities’ December 24, 2011 proposal;

(m) the discussions which took place between J.P. Morgan and “other parties interested in a potential transaction” (besides the HIG Entities) as of December 28, 2011;

(n) the scope of the “various inbound inquiries received regarding potential collaboration opportunities with the Company” as discussed at the Strategy Committee meeting of January 6, 2012;

(o) the details surrounding the “approximately 57 meetings” Company management had with various parties between late-2011 and January 17, 2012, and the scope of the discussions held during those meetings;

(p) why the Board set an apparently arbitrary January 30, 2012 deadline for obtaining a firm offer from the HIG Entities and resolving the discussions with the Ardsley Group;

(q) the scope of the January 19, 2012 discussions between the Company and the HIG Entities which resulted in the HIG Entities increasing their proposal to $2.15 per share;

(r) the extent and scope of the discussions Comverge had with Company X prior to January 30, 2012;

(s) whether Comverge informed Company X that: (i) it was considering entering into an exclusivity agreement with the HIG Entities at any time prior to January 27, 2012; and/or (ii) it had entered into an exclusivity agreement which prevented it from responding to Company X’s January 30 and February 2, 2012 indications of interest;

(t) the “concerns with moving forward” with the HIG Entities as discussed by the Strategy Committee on February 7, 2012, and the Board on February 9, 2012;

(u) the scope of managements “revised liquidity forecasts” as discussed by the Board on February 9, 2012;

(v) the rationale behind the Board’s belief that the $2.25 per share being offered by the HIG Entities at the end of the Exclusivity Period was inadequate;

(w) the scope of the alleged discussions and negotiations engaged in between Comverge and Company X following the expiration of the Exclusivity Period;

(x) the scope of the alleged discussions and negotiations engaged in between Comverge and “other potential investors and acquirors” (other than Company X) following the expiration of the Exclusivity Period;

(y) the scope of the discussions with the “several parties” mentioned as having taken place in mid-February 2012;

(z) the “potential investment scenarios” and the scope of the “potential strategic options and scenarios” discussed by J.P. Morgan with the Board on March 5, 2012;

(aa) the specific steps J.P. Morgan took in connection with Company X following the March 5, 2012 meeting with the Board;

(bb) whether the Individual Defendants were made aware of the HIG Entities’ potential acquisition of any portion of the Note prior to February 24, 2012;

(cc) the rationale behind: (i) the HIG Entities’ decision to reenter the process in early March 2012; (ii) the HIG Entities’ decision to reduce their offer by $0.75 per share; and (iii) the Board’s decision to entertain that offer and reinitiate discussions with the HIG Entities;

(dd) the “other interested parties” (other than the HIG Entities and Company X) with whom a possible transaction was discussed by the Board on March 7 and March 8, 2012;

(ee) the reasons that the “uncertainty of the debt structure” with SVB and the Note holder prevented the Company’s largest shareholder from obtaining a letter of credit facility with SVB in early March of 2012; (ff) the rationale behind the Board’s decision to accept the Proposed Consideration despite it representing a discount to the Company’s trading price at the time;

(gg) the rationale behind UBS’s decision not to render a fairness opinion relating to the Proposed Acquisition;

(hh) the process employed by the Board in retaining Houlihan Lokey to provide a fairness opinion in connection with the Proposed Acquisition and the reason J.P. Morgan was not considered; and

(ii) whether the Company was aware of Houlihan Lokey’s business and investment relationship with the HIG Entities prior to retaining it to provide a fairness opinion and, if so, the scope of the discussions concerning that relationship and its effect(s) on the Board’s retention decision.

76. These facts are critical to Comverge shareholders’ ability to fully assess the adequacy of the sales process, and the Board’s deliberations related thereto, for purposes of determining whether it was conducted in a manner designed to maximize shareholder value.

77. With respect to the financial analyses performed by Houlihan Lokey in support of its so-called “fairness opinion,” and the potential conflicts of interest inherent in that opinion, the 14D-9 is deficient in failing to disclose the following information:

(a) in connection with Houlihan Lokey’s Selected Companies Analysis:

(i) the criteria used, if any, in selecting the companies used in the analysis;

(ii) the rationale behind Houlihan Lokey’s decision to analyze the multiples it selected for use in the analysis;

(iii) the following multiples as observed/derived by Houlihan Lokey for each of the selected companies used in the analysis:

1) EV/FYE Adjusted EBITDA;

2) EV/LTM Adjusted EBITDA;

3) EV/NFY Adjusted EBITDA; and

4) EV/NFY+1 Adjusted EBITDA;

(iv) the following multiples as observed/derived by Houlihan Lokey for Comverge:

1) EV/FYE Adjusted EBITDA;

2) EV/LTM Adjusted EBITDA;

3) EV/NFY Adjusted EBITDA; and

4) EV/NFY+1 Adjusted EBITDA;

(v) the rationale behind Houlihan Lokey’s decision to provide the implied per share equity range for the Company based on the EV/NFY Adjusted EBITDA multiple range derived from the selected companies used in the analysis; and

(vi) the implied per share equity range for the Company based on the following multiple ranges derived from the selected companies used in the analysis:

1) EV/FYE Adjusted EBITDA;

2) EV/LTM Adjusted EBITDA; and

3) EV/NFY+1 Adjusted EBITDA;

(b) in connection with Houlihan Lokey’s DCF Analysis:

(i) the rationale behind selecting the terminal value EBITDA multiple range of 6.0-7.0x used in the analysis; and

(ii) the key inputs and assumptions used to derive the discount rate range of 15.0% to 17.0% used in the analysis;

(c) the amount Houlihan Lokey was paid in connection with the rendering of its fairness opinion and the extent to which that payment was due immediately upon Houlihan Lokey’s retention;

(d) the full extent of the work performed by Houlihan Lokey on behalf of the Company and the HIG Entities in the last two years, and any compensation received in connection therewith; and

(e) the full scope of Houlihan Lokey’s investment relationship with the HIG Entities and whether it owned any interest in the HIG Entities.

78. Finally, the 14D-9 fails to disclose the following financial data, and/or the assumptions and inputs used by Comverge management in forecasting such data, for the Company in the years 2012 through 2017:

(a) unlevered, after-tax free cash flows;

(b) operating expenses;

(c) revenue;

(d) changes to net working capital; and

(e) capital expenditures.

79. The above material facts concerning: (i) Houlihan Lokey’s financial analyses and the potential conflicts of interest inherent in its retention; and (ii) Comverge management’s financial projections are necessary in order for the Company’s shareholders to determine whether the Proposed Consideration adequately values the Company and, consequently, whether to tender their shares in the Tender Offer.

The Self-Dealing of the Individual Defendants

80. Because the Individual Defendants dominate and control the business and corporate affairs of Comverge and have access to material, non-public information concerning the Company’s condition and business prospects, there exists an imbalance and disparity of knowledge and economic power between them and the Company’s public shareholders. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed acquisition under which they will reap disproportionate benefits to the exclusion of obtaining the best value reasonably available for Comverge shareholders. Despite this fact, the Individual Defendants disloyally placed their own interests above those of the Company’s public shareholders, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

81. For example, upon approaching the Company in early November of 2011, the HIG Entities made it clear that they intended on retaining certain of Comverge’s management team upon completion of any acquisition. The opportunity to retain his lucrative and prestigious position at the go-forward entity (and participate in the expected future growth of the Company) would have been particularly enticing to defendant Young, whose compensation totaled over $4.3 million in 2010 (a stunning 8% of the equity value of the Proposed Acquisition). Notably, none of these opportunities were available to the public shareholders of the Company who are stuck deciding whether to accept the inadequate $1.75 per share being offered in the Tender Offer.

82. Additionally, under section 4.5(a) of the Merger Agreement, all Company stock options and restricted shares held by the Individual Defendants will immediately vest and be cashed out upon closing of the Proposed Acquisition. Thus generating an immediate cash windfall for each of the Individual Defendants.

83. Based on the foregoing, there is reason to believe that the Individual Defendants have structured the Proposed Acquisition so as to aggrandize their own financial position and interests at the expense of, and to the detriment of, Plaintiff and the other Class members – a further violation of their fiduciary duties.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

84. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

85. The Individual Defendants have violated the fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure owed to the public shareholders of Comverge and have acted to put their personal interests ahead of the interests of Comverge’s shareholders.

86. By the acts, transactions, and course of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from Comverge.

87. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure owed to the shareholders of Comverge because, among other reasons:

(a) they failed to take steps to maximize the value of Comverge to its public shareholders;

(b) they failed to properly value Comverge and its various assets and operations;

(c) they ignored or did not protect against the conflicts of interest resulting from the Board’s own interrelationships or connection with the Proposed Acquisition; and

(d) they failed to disclose all material information concerning the Proposed Acquisition to Plaintiff and the rest of the Class so as to allow them to make a fully informed decision whether to tender their shares in the Tender Offer.

88. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Comverge’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

89. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can they be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Comverge

90. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

91. Comverge aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Comverge, including Plaintiff and the other members of the Class.

92. The Individual Defendants owed to Plaintiff and the other Class members certain fiduciary duties as fully set out herein. The acts of the Individual Defendants as described above constitute a breach of these fiduciary duties.

93. Comverge actively and knowingly colluded and/or aided and abetted in the breaches of the Individual Defendants’ fiduciary duties to Plaintiff and the Class.

94. Comverge actively and knowingly participated in the Individual Defendants’ breaches of their fiduciary duty for the express purpose of advancing their own personal interests. Comverge obtained and will obtain both direct and indirect benefits from colluding and/or aiding and abetting in the Individual Defendants’ breaches.

95. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against the HIG Entities

96. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

97. The HIG Entities aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Comverge, including Plaintiff and the other members of the Class.

98. The Individual Defendants owed to Plaintiff and the other Class members certain fiduciary duties as fully set out herein. The acts of the Individual Defendants as described above constitute a breach of these fiduciary duties.

99. The HIG Entities actively and knowingly colluded and/or aided and abetted in the breaches of the Individual Defendants’ fiduciary duties to Plaintiff and the Class.

100. The HIG Entities actively and knowingly participated in the Individual Defendants’ breaches of their fiduciary duty for the express purpose of advancing their own personal interests. The HIG Entities obtained and will obtain both direct and indirect benefits from colluding and/or aiding and abetting in the Individual Defendants’ breaches. Specifically, the HIG Entities will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

101. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the Individual Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition;

D. Rescinding, to the extent already implemented, the Merger Agreement;

E. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by the Individual Defendants as a result of their wrongful conduct;

F. Awarding Plaintiff and members of the Class appropriate rescissory and/or compensatory damages to the extent warranted;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
Telephone: (302) 984-3889
Attorneys for Plaintiff

Dated: April 18, 2012

Of Counsel:

ROBBINS UMEDA LLP
BRIAN J. ROBBINS STEPHEN J. ODDO ARSHAN AMIRI EDWARD B. GERARD JUSTIN D. RIEGER 600 B Street, Suite 1900 San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991